Exhibit 99.1

SILVERCORP METALS INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended June 30, 2022 and 2021

(Tabular amounts are in thousands of US dollars, unless otherwise stated)

(Unaudited)

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Income

(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended June 30,
	Notes	2022	2021

Revenue	3(a)(c)	$63,592	$58,819
Cost of mine operations
Production costs		26,144	22,485
Depreciation and amortization		7,558	6,214
Mineral resource taxes		1,540	1,413
Government fees and other taxes	4	784	691
General and administrative	5	2,664	2,512
		38,690	33,315
Income from mine operations		24,902	25,504

Corporate general and administrative	5	3,557	3,838
Property evaluation and business development		132	390
Foreign exchange (gain) loss		(1,656)	450
Loss on equity investments desgined as FVTPL	9	2,671	722
Share of loss in associates	10	728	396
Loss on disposal of plant and equipment	11	269	85
Other income		(170)	(161)
Income from operations		19,371	19,784

Finance income	6	1,322	1,353
Finance costs	6	(522)	(88)
Income before income taxes		20,171	21,049

Income tax expense	7	6,087	4,817
Net income		$14,084	$16,232

Attributable to:
Equity holders of the Company		$10,169	$12,212
Non-controlling interests	17	3,915	4,020
		$14,084	$16,232

Earnings per share attributable to the equity holders of the Company
Basic earnings per share		$0.06	$0.07
Diluted earnings per share		$0.06	$0.07
Weighted Average Number of Shares Outstanding - Basic		177,245,037	175,953,077
Weighted Average Number of Shares Outstanding - Diluted		179,583,285	178,524,536

Approved on behalf of the Board:

(Signed) David Kong
Director

(Signed) Rui Feng
Director

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Comprehensive Income (loss)

(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures)

		Three Months Ended June 30,
	Notes	2022	2021

Net income		$14,084	$16,232
Other comprehensive income (loss), net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		(28,846)	7,354
Share of other comprehensive (loss) income in associate	10	(398)	3,605
Items that will not subsequently be reclassified to net income or loss:
Change in fair value on equity investments designated as FVTOCI, net of tax of $nil	9	(951)	495
Other comprehensive (loss) income, net of taxes		$(30,195)	$11,454
Attributable to:
Equity holders of the Company		$(25,459)	$10,553
Non-controlling interests	17	(4,736)	901
		$(30,195)	$11,454
Total comprehensive (loss) income		$(16,111)	$27,686

Attributable to:
Equity holders of the Company		$(15,290)	$22,765
Non-controlling interests		(821)	4,921
		$(16,111)	$27,686

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited) (Expressed in thousands of U.S. dollars)

		As at June 30,	As at March 31,
	Notes	2022	2022
ASSETS
Current Assets
Cash and cash equivalents	20	$150,261	$113,302
Short-term investments	8	65,503	99,623
Trade and other receivables		3,259	3,615
Current portion of lease receivable	13	122	182
Inventories		8,429	9,124
Due from related parties	17	82	66
Income tax receivable		464	928
Prepaids and deposits		6,038	5,468
		234,158	232,308
Non-current Assets
Long-term prepaids and deposits		1,054	974
Reclamation deposits		8,340	8,876
Other investments	9	15,030	17,768
Investment in associates	10	54,566	56,841
Plant and equipment	11	75,563	79,418
Mineral rights and properties	12	317,206	326,448
Deferred income tax assets		648	905
TOTAL ASSETS		$706,565	$723,538

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$46,311	$39,667
Current portion of lease obligation	13	527	649
Deposits received		3,607	5,445
Income tax payable		1,761	277
		52,206	46,038
Non-current Liabilities
Long-term portion of lease obligation	13	531	614
Deferred income tax liabilities		47,074	48,033
Environmental rehabilitation	14	8,303	8,739
Total Liabilities		108,114	103,424

Equity
Share capital		255,657	255,444
Equity reserves		17,869	43,250
Retained earnings		221,655	213,702
Total equity attributable to the equity holders of the Company		495,181	512,396

Non-controlling interests	17	103,270	107,718
Total Equity		598,451	620,114

TOTAL LIABILITIES AND EQUITY		$706,565	$723,538

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended June 30,
	Notes	2022	2021
Cash provided by
Operating activities
Net income		$14,084	$16,232
Add (deduct) items not affecting cash:
Finance costs	6	522	88
Income tax expense	7	6,087	4,817
Depreciation, amortization and depletion		8,025	6,699
Loss on equity investments desgined as FVTPL	9	2,671	722
Share of loss in associates	10	728	396
Loss on disposal of plant and equipment	11	269	85
Share-based compensation	15(b)	1,172	2,104
Reclamation expenditures		(8)	(87)
Income taxes paid		(2,297)	(3,729)
Interest paid	13	(14)	(20)
Changes in non-cash operating working capital	20	8,937	9,145
Net cash provided by operating activities		40,176	36,452

Investing activities
Plant and equipment
Additions		(2,167)	(1,224)
Proceeds on disposals	11	-	34
Mineral rights and properties
Capital expenditures		(15,918)	(10,059)
Reclamation deposits
Paid		(16)	(43)
Other investments
Acquisition	9	(1,770)	(2,611)
Proceeds on disposals	9	504	769
Investment in associates	10	(570)	(4,960)
Net redemptions (purchases) of short-term investments		28,937	38,524
Principal received on lease receivable	13	55	54
Net cash provided by investing activities		9,055	20,484

Financing activities
Principal payments on lease obligation	13	(168)	(156)
Cash dividends distributed	15(c)	(2,216)	(2,202)
Non-controlling interests
Distribution	17	(3,627)	(3,896)
Proceeds from issuance of common shares		-	754
Common shares repurchased as part of normal course issuer bid		(881)	-
Net cash used in financing activities		(6,892)	(5,500)
Effect of exchange rate changes on cash and cash equivalents		(5,380)	1,287

Increase in cash and cash equivalents		36,959	52,723
Cash and cash equivalents, beginning of the period		113,302	118,735
Cash and cash equivalents, end of the period		$150,261	$171,458
Supplementary cash flow information	20

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital		Equity reserves
				Share				Total equity attributable
		Number of		option		Accumulated other	Retained	to the equity holders of	Non-controlling
	Notes	shares	Amount	reserve	Reserves	comprehensive loss	earnings	the Company	interests	Total equity
Balance, April 1, 2021		175,742,544	$250,199	$16,610	$25,409	$(12,550)	$187,906	$467,574	$98,154	$565,728
Options exercised		283,333	1,003	(249)	-	-	-	754	-	754
Restricted share units vested		109,086	603	(603)	-	-	-	-	-	-
Share-based compensation		-	-	2,104	-	-	-	2,104	-	2,104
Dividends declared		-	-	-	-	-	(2,202)	(2,202)	-	(2,202)
Distribution to non-controlling interests		-	-	-	-	-	-	-	(3,896)	(3,896)
Contribution to reserves		-	-	-	425	-	(425)	-	-	-
Comprehensive income		-	-	-	-	10,553	12,212	22,765	4,921	27,686
Balance, June 30, 2021		176,134,963	$251,805	$17,862	$25,834	$(1,997)	$197,491	$490,995	$99,179	$590,174
Options exercised		513,750	1,525	(371)	-	-	-	1,154	-	1,154
Restricted share units vested		457,086	2,114	(2,114)	-	-	-	-	-	-
Share-based compensation		-	-	3,992	-	-	-	3,992	-	3,992
Dividends declared		-	-	-	-	-	(2,211)	(2,211)	-	(2,211)
Distribution to non-controlling interests		-	-	-		-	-	-	(1,200)	(1,200)
Comprehensive income		-	-	-	-	44	18,422	18,466	9,739	28,205
Balance, March 31, 2022		177,105,799	$255,444	$19,369	$25,834	$(1,953)	$213,702	$512,396	$107,718	$620,114
Restricted share units vested		214,375	1,094	(1,094)	-	-	-	-	-	-
Share-based compensation	15(b)	-	-	1,172	-	-	-	1,172	-	1,172
Dividends declared	15(c)	-	-	-	-	-	(2,216)	(2,216)	-	(2,216)
Common shares repurchased as part of normal course issuer bid		(334,990)	(881)	-	-	-		(881)		(881)
Distribution to non-controlling interests	17	-	-	-	-	-	-	-	(3,627)	(3,627)
Comprehensive income (loss)		-	-	-	-	(25,459)	10,169	(15,290)	(821)	(16,111)
Balance, June 30, 2022		176,985,184	$255,657	$19,447	$25,834	$(27,412)	$221,655	$495,181	$103,270	$598,451

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2022 and for the three months ended June 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of mineral properties. The Company’s producing mines are located in China, and current exploration and development projects are located in China and Mexico.

The Company is a publicly listed company incorporated in the Province of British Columbia, Canada, with limited liability under the legislation of the Province of British Columbia. The Company’s shares are traded on the Toronto Stock Exchange and NYSE American.

The head office, registered address and records office of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

Operating results for the three months ended June 30, 2022, are not necessarily indicative of the results that may be expected for the year ending March 31, 2023.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2022. These condensed consolidated interim financial statements follow the same significant accounting policies set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2022.

These condensed consolidated interim financial statements were authorized for issue in accordance with a resolution of the Board of Directors dated August 10, 2022.

(b)	Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary and has the ability to use its power to affect its returns.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2022 and for the three months ended June 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

For non-wholly owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheets. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interest and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to equity holders of the Company.

Balances, transactions, revenues and expenses between the Company and its subsidiaries are eliminated on consolidation.

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
		Country of	June 30,	March 31,
Name of subsidiaries	Principal activity	incorporation	2022	2022	Mineral properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	100%
0875786 B.C. LTD.	Holding company	Canada	100%	100%
Fortune Mining Limited	Holding company	BVI (i)	100%	100%
Fortune Copper Limited	Holding company	BVI	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%
Victor Mining Ltd.	Holding company	BVI	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%
Wonder Success Limited	Holding company	Hong Kong	100%	100%
New Infini Silver Inc. ("New Infini")	Holding company	Canada	46.1%	46.1%
Infini Metals Inc.	Holding company	BVI	46.1%	46.1%
Infini Resources (Asia) Co. Ltd.	Holding company	Hong Kong	46.1%	46.1%
Golden Land (Asia) Ltd.	Holding company	Hong Kong	46.1%	46.1%
Henan Huawei Mining Co. Ltd. ("Henan Huawei")	Mining	China	80%	80%	Ying Mining District
Henan Found Mining Co. Ltd. ("Henan Found")	Mining	China	77.5%	77.5%
Xinshao Yunxiang Mining Co., Ltd. ("Yunxiang")	Mining	China	70%	70%	BYP
Guangdong Found Mining Co. Ltd. ("Guangdong Found")	Mining	China	99%	99%	GC
Infini Resources S.A. de C.V.	Mining	Mexico	46.1%	46.1%	La Yesca
Shanxi Xinbaoyuan Mining Co., Ltd. ("Xinbaoyuan")	Mining	China	77.5%	77.5%	Kuanping
(i) British Virgin Islands ("BVI")

(c)	Significant Accounting Judgments and Estimates

These condensed consolidated interim financial statements follow the same significant accounting judgments and estimates set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2022.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2022 and for the three months ended June 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

3.	SEGMENTED INFORMATION

The Company's reportable operating segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker (“CODM”). The operational segments are determined based on the Company’s management and internal reporting structure. Operating segments are summarized as follows:

Operational Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
Mining
Henan Luoning	Henan Found and Henan Huawei	Ying Mining District
Hunan	Yunxiang	BYP
Guangdong	Guangdong Found	GC
Other	Infini Resources S.A. de C.V. and Xinbaoyuan	La Yesca, Kuanping
Administrative
Vancouver	Silvercorp Metals Inc. and holding companies
Beijing	Silvercorp Metals (China) Inc.

(a) Segmented information for operating results is as follows:

	Three months ended June 30, 2022
	Mining				Administrative
	Henan
Statement of income:	Luoning	Hunan(1)	Guangdong	Other	Beijing	Vancouver	Total
Revenue	$52,962	$-	$10,630	$-	$-	$-	$63,592
Costs of mine operations	(31,548)	(118)	(7,012)	(12)	-	-	(38,690)
Income from mine operations	21,414	(118)	3,618	(12)	-	-	24,902

Operating (expenses) income	40	(98)	(160)	(1)	(421)	(4,891)	(5,531)
Finance items, net	947	(7)	131	-	85	(356)	800
Income tax expenses	(4,218)	(109)	(453)	-	-	(1,307)	(6,087)
Net income (loss)	$18,183	$(332)	$3,136	$(13)	$(336)	$(6,554)	$14,084

Attributable to:
Equity holders of the Company	14,180	(225)	3,105	(8)	(336)	(6,547)	10,169
Non-controlling interests	4,003	(107)	31	(5)	-	(7)	3,915
Net income (loss)	$18,183	$(332)	$3,136	$(13)	$(336)	$(6,554)	$14,084

(1) Hunan's BYP project was placed on care and maintenance in August 2014.

	Three months ended June 30, 2021
	Mining				Administrative
	Henan
Statement of income:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver	Total
Revenue	$47,418	$-	$11,401	$-	$-	$-	$58,819
Costs of mine operations	(26,175)	(130)	(7,010)	-	-	-	(33,315)
Income from mine operations	21,243	(130)	4,391	-	-	-	25,504

Operating expenses	68	52	(14)	(56)	(552)	(5,218)	(5,720)
Finance items, net	643	(9)	59	-	42	530	1,265
Income tax expenses	(3,155)	(15)	(190)	-	-	(1,457)	(4,817)
Net income (loss)	$18,799	$(102)	$4,246	$(56)	$(510)	$(6,145)	$16,232

Attributable to:
Equity holders of the Company	14,684	(66)	4,204	(25)	(510)	(6,075)	12,212
Non-controlling interests	4,115	(36)	42	(31)	-	(70)	4,020
Net income (loss)	$18,799	$(102)	$4,246	$(56)	$(510)	$(6,145)	$16,232

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2022 and for the three months ended June 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(b) Segmented information for assets and liabilities is as follows:

	June 30, 2022
	Mining				Administrative
	Henan
Statement of financial position items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver	Total

Current assets	$148,794	$789	$17,261	$1,444	$8,325	$57,545	$234,158
Plant and equipment	55,993	3,423	14,149	156	776	1,066	75,563
Mineral rights and properties	246,651	7,169	31,010	32,376	-	-	317,206
Investment in an associate	-	-	-	-	-	54,566	54,566
Other investments	68	-	-	-	-	14,962	15,030
Reclamation deposits	3,718	-	4,614	-	-	8	8,340
Long-term prepaids and deposits	540	99	415	-	-	-	1,054
Deferred income tax assets	-	-	648	-	-	-	648
Total assets	$455,764	$11,480	$68,097	$33,976	$9,101	$128,147	$706,565

Current liabilities	$41,794	$490	$5,222	$181	$216	$4,303	$52,206
Long-term portion of lease obligation	-	-	-	-	-	531	531
Deferred income tax liabilities	45,846	1,228	-	-	-	-	47,074
Environmental rehabilitation	5,749	996	1,558	-	-	-	8,303
Total liabilities	$93,389	$2,714	$6,780	$181	$216	$4,834	$108,114

	March 31, 2022
	Mining				Administrative
	Henan
Statement of financial position items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver	Total

Current assets	$141,376	$870	$14,919	$1,566	$8,570	$65,007	$232,308
Plant and equipment	58,189	3,708	15,282	163	864	1,212	79,418
Mineral rights and properties	254,071	7,571	32,091	32,715	-	-	326,448
Investment in an associate	-	-	-	-	-	56,841	56,841
Other investments	72	-	-	-	-	17,696	17,768
Reclamation deposits	3,996	-	4,872	-	-	8	8,876
Long-term prepaids and deposits	588	104	282	-	-	-	974
Deferred income tax assets	-	-	905	-	-	-	905
Total assets	$458,292	$12,253	$68,351	$34,444	$9,434	$140,764	$723,538

Current liabilities	$37,161	$545	$5,155	$2	$295	$2,880	$46,038
Long-term portion of lease obligation	-	-	-	-	-	614	614
Deferred income tax liabilities	46,849	1,184	-	-	-	-	48,033
Environmental rehabilitation	6,053	1,044	1,642	-	-	-	8,739
Total liabilities	$90,063	$2,773	$6,797	$2	$295	$3,494	$103,424

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2022 and for the three months ended June 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c) Sales by metal

The sales generated for the three months ended June 30, 2022 and 2021 were all earned in China and were comprised of:

	Three months ended June 30, 2022
	Henan Luoning	Guangdong	Total
Silver (Ag)	$32,326	$2,123	$34,449
Gold (Au)	1,753	-	1,753
Lead (Pb)	15,035	2,080	17,115
Zinc (Zn)	2,539	5,963	8,502
Other	1,309	464	1,773
	$52,962	$10,630	$63,592

	Three months ended June 30, 2021
	Henan Luoning	Guangdong	Total
Silver (Ag)	$30,924	$3,070	$33,994
Gold (Au)	1,508	-	1,508
Lead (Pb)	12,187	2,214	14,401
Zinc (Zn)	1,614	5,754	7,358
Other	1,185	363	1,548
	$47,418	$11,401	$58,819

(d) Major customers

For the three months ended June 30, 2022, four major customers (three months ended June 30, 2021 - five major customers) each accounted for 11%, 14%, 20%, and 24% (three months ended June 31, 2021 – 10%, 14%, 16%, 17%, and 18%), and collectively 69% (three months ended June 30, 2021 – 75%) of the total sales of the Company.

4.	GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Three months ended June 30
	2022	2021
Government fees	$11	$11
Other taxes	773	680
	$784	$691

Government fees include environmental protection fees paid to the state and local Chinese government. Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2022 and for the three months ended June 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

5.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Three months ended June 30, 2022			Three months ended June 30, 2021
	Corporate	Mines	Total	Corporate	Mines	Total
Amortization and depreciation	$149	$317	$466	$146	$335	$481
Office and administrative expenses	355	619	974	568	685	1,253
Professional fees	308	122	430	145	106	251
Salaries and benefits	1,573	1,606	3,174	988	1,386	2,374
Share-based compensation	1,172	-	1,175	1,991	-	1,991
	$3,557	$2,664	$6,221	$3,838	$2,512	$6,350

6.	FINANCE ITEMS

Finance items consist of:

	Three months ended June 30
Finance income	2022	2021
Interest income	$1,322	$1,193
Dividend income	-	160
	$1,322	$1,353

	Three months ended June 30
Finance costs	2022	2021
Interest on lease obligation	$14	$20
Impairment charges for expected credit loss against bond investments (Note 8)	445	-
Unwinding of discount of environmental rehabilitation provision	63	68
	$522	$88

7.	INCOME TAX

The significant components of income tax expense are as follows:

	Three months ended June 30
Income tax expense	2022	2021
Current	$3,989	$3,963
Deferred	2,098	854
	$6,087	$4,817

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2022 and for the three months ended June 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

8.	SHORT-TERM INVESTMENTS

As at June 30, 2022, short-term investments consist of the following:

	Amount	Interest rates	Maturity
Bonds	$7,497	5.50% - 13.00%	August 8, 2022 - January 16, 2025
Money market instruments	58,006
	$65,503

During the three months ended June 30, 2022, the Company recorded impairment charges of $0.4 million against the bond investment issued by a Chinese real estate developing companies as the Company observed financial difficulty of these bond issuers. The carrying value of such bond investments was $0.1 million as at June 30, 2022. The impairment charge was included in finance costs on the condensed consolidated interim statement of income.

As at March 31, 2022, short-term investments consist of the following:

	Amount	Interest rates	Maturity
Bonds	$9,168	5.50% - 13.00%	April 9, 2022 - January 16, 2025
Money market instruments	90,455
	$99,623

9.	OTHER INVESTMENTS

	June 30, 2022	March 31, 2022
Equity investments designated as FVTOCI
Public companies	$1,369	$2,383
Private companies	67	71
	1,436	2,454
Equity investments designated as FVTPL
Public companies	9,928	11,533
Private companies	3,666	3,781
	13,594	15,314
Total	$15,030	$17,768

Investments in publicly traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. Investment in equity instruments that are held for trading are classified as FVTPL. For other investment in equity instruments, the Company can make an irrevocable election, on an instrument-by-instrument basis, to designate them as FVTOCI.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2022 and for the three months ended June 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The continuity of such investments is as follows:

		Accumulated fair	Accumulated fair
		value change	value change
	Fair Value	included in OCI	included in P&L
April 1, 2021	$15,733	$(22,810)	$7,188
Loss on equity investments designated as FVTOCI	(1,526)	(1,526)	-
Loss on equity investments designated as FVTPL	(3,485)	-	3,485
Acquisition	8,235	-	-
Disposal	(1,362)	-	-
Impact of foreign currency translation	173	-	-
March 31, 2022	$17,768	$(24,336)	$3,703
Loss on equity investments designated as FVTOCI	(951)	(951)	-
Loss equity investments designated as FVTPL	(2,671)	-	(2,671)
Acquisition	1,770	-	-
Disposal	(504)	-	-
Impact of foreign currency translation	(382)	-	-
June 30, 2022	$15,030	$(25,287)	$1,032

10.	INVESTMENT IN ASSOCIATES

(a)	Investment in New Pacific Metals Corp.

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the Toronto Stock Exchange (symbol: NUAG) and NYSE American (symbol: NEWP). NUAG is a related party of the Company by way of two common directors and two common officers, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

During the three months ended June 30, 2022, the Company acquired 181,900 common shares of NUAG from the public market (three month ended June 30, 2021, nil) for a total cost of $0.6 million (three months ended June 30, 2021, $nil).

As at June 30, 2022, the Company owned 44,224,116 common shares of NUAG (March 31, 2022 – 44,042,216), representing an ownership interest of 28.2% (March 31, 2022 – 28.2%).

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2022 and for the three months ended June 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The summary of the investment in NUAG common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUAG’s
	Number of		common shares per
	shares	Amount	quoted market price
Balance, April 1, 2021	43,917,216	$50,399	$181,257
Purchase from open market	125,000	352
Share of net loss		(1,715)
Share of other comprehensive income		95
Foreign exchange impact		306
Balance, March 31, 2022	44,042,216	$49,437	$140,275
Purchase from open market	181,900	570
Share of net loss		(621)
Share of other comprehensive income		(398)
Foreign exchange impact		(1,496)
Balance, June 30, 2022	44,224,116	$47,492	$125,953

(b)	Investment in Whitehorse Gold Corp.

Whitehorse Gold Corp. (“WHG”) is a Canadian public company listed on the TSX Venture Exchange (symbol: WHG). WHG is a related party of the Company by way of one common director, and the Company accounts for its investment in WHG using the equity method as it is able to exercise significant influence over the financial and operating policies of WHG.

On May 14, 2021, the Company participated in a brokered private placement of WHG and purchased 4,000,000 units at a cost of $5.0 million. Each unit was comprised of one WHG common share and one common share purchase warrant at exercise price of CAD$2 per share. The common share purchase warrant expires on May 14, 2026.

As at June 30, 2022, the Company owned 15,514,285 common shares of WHG (March 31, 2022 – 15,514,285), representing an ownership interest of 28.9% (March 31, 2022 – 29.3%). The summary of the investment in WHG common shares and its market value as at the respective balance sheet dates are as follows:

			Value of WHG’s
	Number of		common shares per
	shares	Amount	quoted market price
Balance, April 1, 2021	11,514,285	$3,058	$15,108
Participation in private placement	4,000,000	4,960
Share of net loss		(473)
Foreign exchange impact		(141)
Balance, March 31, 2022	15,514,285	$7,404	$6,208
Share of net loss		(107)
Foreign exchange impact		(223)
Balance, June 30, 2022	15,514,285	$7,074	$6,381

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2022 and for the three months ended June 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

11.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land use rights	Office		Motor	Construction
Cost	and building	equipment	Machinery	vehicles	in progress	Total
Balance as at April 1, 2021	$110,151	$9,660	$31,074	$7,537	$1,342	$159,764
Additions	1,613	967	2,575	763	3,647	9,565
Disposals	(293)	(68)	(539)	(245)	-	(1,145)
Reclassification of asset groups	2,100	154	191	-	(2,445)	-
Impact of foreign currency translation	3,676	296	1,078	258	59	5,367
Balance as at March 31, 2022	$117,247	$11,009	$34,379	$8,313	$2,603	$173,551
Additions	89	189	372	234	1,811	2,695
Disposals	(373)	(36)	(112)	(128)	-	(649)
Reclassification of asset groups	947	-	-	-	(947)	-
Impact of foreign currency translation	(6,205)	(546)	(1,849)	(441)	(150)	(9,191)
Ending balance as at June 30, 2022	$111,705	$10,616	$32,790	$7,978	$3,317	$166,406

Impairment, accumulated depreciation and amortization
Balance as at April 1, 2021	$(51,570)	$(6,246)	$(21,171)	$(5,048)	$-	$(84,035)
Disposals	158	64	419	220	-	861
Depreciation and amortization	(4,422)	(867)	(2,172)	(649)	-	(8,110)
Impact of foreign currency translation	(1,750)	(183)	(741)	(175)	-	(2,849)
Balance as at March 31, 2022	$(57,584)	$(7,232)	$(23,665)	$(5,652)	$-	$(94,133)
Disposals	137	32	84	115	-	368
Depreciation and amortization	(1,115)	(239)	(542)	(167)	-	(2,063)
Impact of foreign currency translation	3,052	349	1,282	302	-	4,985
Ending balance as at June 30, 2022	$(55,510)	$(7,090)	$(22,841)	$(5,402)	$-	$(90,843)

Carrying amounts
Balance as at March 31, 2022	$59,663	$3,777	$10,714	$2,661	$2,603	$79,418
Ending balance as at June 30, 2022	$56,195	$3,526	$9,949	$2,576	$3,317	$75,563

Carrying amounts as at June 30, 2022	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$40,945	$2,730	$10,983	$1,537	$56,195
Office equipment	2,800	15	478	233	3,526
Machinery	7,577	136	2,180	56	9,949
Motor vehicles	2,087	19	298	172	2,576
Construction in progress	2,584	523	210	-	3,317
Total	$55,993	$3,423	$14,149	$1,998	$75,563

Carrying amounts as at March 31, 2022	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$42,953	$2,965	$12,027	$1,718	$59,663
Office equipment	2,973	16	516	272	3,777
Machinery	8,225	155	2,276	58	10,714
Motor vehicles	2,127	20	323	191	2,661
Construction in progress	1,911	552	140	-	2,603
Total	$58,189	$3,708	$15,282	$2,239	$79,418

During the three months ended June 30, 2022, certain plant and equipment were disposed for proceeds of $nil (three months ended June 30, 2021 - $0.03 million) and resulting in loss of $0.3 million (three months ended June 30, 2021 - loss of $0.09 million).

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2022 and for the three months ended June 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

12.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

	Producing and development properties			Exploration and evaluation properties
Cost	Ying Mining District	BYP	GC	RZY	Kuanping	La Yesca	Total
Balance as at April 1, 2021	$348,000	$64,609	$115,610	$185	$-	$16,747	$545,151
Capitalized expenditures	37,307	-	4,507	-	24	2,588	44,426
Acquisition (Note 3)	-	-	-	-	13,135	-	13,135
Environmental rehabilitation	(68)	(18)	898	-	-	-	812
Derecognition	-	-	-	(185)	-	-	(185)
Foreign currency translation impact	12,096	501	3,891	-	221	-	16,709
Balance as at March 31, 2022	$397,335	$65,092	$124,906	$-	$13,380	$19,335	$620,048
Capitalized expenditures	11,210	-	1,336	-	271	129	12,946
Foreign currency translation impact	(21,321)	(824)	(6,647)	-	(718)	-	(29,510)
Ending balance as at June 30, 2022	$387,224	$64,268	$119,595	$-	$12,933	$19,464	$603,484

Impairment and accumulated depletion
Balance as at April 1, 2021	$(122,977)	$(57,264)	$(87,296)	$(185)	$-	$-	$(267,722)
Depletion	(15,974)	-	(2,595)	-	-	-	(18,569)
Derecognition	-	-	-	185	-	-	185
Foreign currency translation impact	(4,313)	(257)	(2,924)	-	-	-	(7,494)
Balance as at March 31, 2022	$(143,264)	$(57,521)	$(92,815)	$-	$-	$-	$(293,600)
Depletion	(5,008)	-	(700)	-	(21)	-	(5,729)
Foreign currency translation impact	7,699	422	4,930	-	-	-	13,051
Ending balance as at June 30, 2022	$(140,573)	$(57,099)	$(88,585)	$-	$(21)	$-	$(286,278)

Carrying amounts
Balance as at March 31, 2022	$254,071	$7,571	$32,091	$-	$13,380	$19,335	$326,448
Ending balance as at June 30, 2022	$246,651	$7,169	$31,010	$-	$12,912	$19,464	$317,206

13.	LEASES

The following table summarizes changes in the Company’s lease receivable and lease obligation related to the Company’s office lease and sublease.

	Lease Receivable	Lease Obligation
Balance, April 1, 2021	$396	$1,741
Addition	-	149
Interest accrual	15	72
Interest received or paid	(15)	(72)
Principal repayment	(217)	(637)
Foreign exchange impact	3	10
Balance, March 31, 2022	$182	$1,263
Interest accrual	2	14
Interest received or paid	(2)	(14)
Principal repayment	(55)	(168)
Foreign exchange impact	(5)	(37)
Balance, June 30, 2022	$122	$1,058
Less: current portion	(122)	(527)
Non-current portion	$-	$531

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2022 and for the three months ended June 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The following table presents a reconciliation of the Company’s undiscounted cash flows to their present value for its lease receivable and lease obligation as at June 30, 2022:

	Lease Receivable	Lease Obligation
Within 1 year	$124	$550
Between 2 to 5 years	-	572
Total undiscounted amount	124	1,122
Less future interest	(2)	(64)
Total discounted amount	$122	$1,058
Less: current portion	(122)	(527)
Non-current portion	$-	$531

The lease receivable and lease obligation were discounted using an estimated incremental borrowing rate of 5%.

14.	Environmental Rehabilitation Obligation

The following table presents the reconciliation of the beginning and ending obligations associated with the retirement of the properties:

Balance, April 1, 2021	$7,863
Reclamation expenditures	(467)
Unwinding of discount of environmental rehabilitation	269
Revision of provision	812
Foreign exchange impact	262
Balance, March 31, 2022	$8,739
Reclamation expenditures	(32)
Unwinding of discount of environmental rehabilitation	63
Foreign exchange impact	(467)
Balance, June 30, 2022	$8,303

15.	SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value. All shares issued as at June 30, 2022 were fully paid.

(b) Share-based compensation

The Company has a share-based compensation plan (the “Plan”) which consists of stock options, restricted share units (the “RSUs”) and performance share units (the “PSUs”). The Plan allows for the maximum number of common shares to be reserved for issuance on any share-based compensation to be a rolling 10% of the issued and outstanding common shares from time to time. Furthermore, no more than 3% of the reserve may be granted in the form of RSUs and PSUs.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2022 and for the three months ended June 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

For the three months ended June 30, 2022, a total of $1.2 million (three months ended June 30, 2021 - $2.1 million) in share-based compensation expense was recognized and included in the general and administrative expenses and property evaluation and business development expenses on the condensed consolidated interim statements of income.

(i)	Stock options

The following is a summary of option transactions:

		Weighted average
		exercise price per
	Number of shares	share CAD$
Balance, April 1, 2021	1,862,418	$5.45
Options exercised	(797,083)	2.98
Options cancelled/forfeited	(70,000)	7.46
Balance, March 31, 2022	995,335	$7.28
Option granted	535,000	3.93
Options cancelled/forfeited	(47,500)	6.45
Balance, June 30, 2022	1,482,835	$6.10

The following table summarizes information about stock options outstanding as at June 30, 2022:

		Weighted average
	Number of options	remaining	Weighted	Number of options	Weighted average
	outstanding at	contractual life	average exercise	exercisable at	exercise price in
Exercise price in CAD$	June 30, 2022	(Years)	price in CAD$	June 30, 2022	CAD$
$3.93	520,000	4.82	$3.93	-	$-
$5.46	525,335	2.90	$5.46	349,671	$5.46
$9.45	437,500	3.37	$9.45	222,500	$9.45
$3.93 to $9.45	1,482,835	3.71	$6.10	572,171	$7.01

During the three months ended June 30, 2022, a total of 535,000 options with a life of five years were granted to directors, officers, and employees at exercise prices of CAD$3.93 per share subject to a vesting schedule over a three-year term with 1/6 of the options vesting every six months from the date of grant until fully vested.

The fair value of stock options granted during the three months ended June 30, 2020 were calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Three months ended June 30,
2022
Risk free interest rate	2.49%
Expected life of option in years	2.75 years
Expected volatility	62.53%
Expected dividend yield	0.81%
Estimated forfeiture rate	9.81%
Weighted average share price at date of grant	$3.93 CAD

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2022 and for the three months ended June 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Subsequent to June 30, 2022, a total of 60,000 options with exercise prices of CAD$3.93 to $9.45 was cancelled and/or forfeited.

(ii)	RSUs

The following is a summary of RSUs transactions:

		Weighted average
		grant date closing
	Number of shares	price per share $CAD
Balance, April 1, 2021	1,249,336	$6.28
Granted	1,000,000	6.40
Forfeited	(46,999)	6.63
Distributed	(566,172)	5.90
Balance, March 31, 2022	1,636,165	$6.47
Granted	961,000	3.93
Forfeited	(44,540)	5.29
Distributed	(214,375)	6.53
Balance, June 30, 2022	2,338,250	$5.45

Subsequent to June 30, 2022, a total of 61,667 RSUs with grant prices of CAD$3.93 to $9.45 was forfeited.

(c)	Cash dividends declared

During the three months ended June 30, 2022, dividends of $2.2 million (three months ended June 30, 2021 - $2.2 million) were declared and paid.

(d)	Normal course issuer bid

On August 25, 2021, the Company announced a normal course issuer bid (“NCIB”) which allows it to repurchase and cancel up to 7,054,000 of its own common shares until August 26, 2022.

During the three months ended June 30, 2022, the Company repurchased a total of 334,990 common shares at a cost of $0.9 million under the NCIB program. All shares bought were subsequently cancelled.

Subsequent to June 30, 2022, the Company repurchased additional 404,970 common shares at a cost of $1.0 million under the NCIB program.

16.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	June 30, 2022	March 31,2022
Change in fair value on equity investments designated as FVTOCI	$23,994	$23,043
Share of other comprehensive loss in associate	892	494
Currency translation adjustment	2,526	(21,584)
Balance, end of the year	$27,412	$1,953

The change in fair value on equity investments designated as FVTOCI, share of other comprehensive loss in associates, and currency translation adjustment are net of tax of $nil for all periods presented.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2022 and for the three months ended June 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

17.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

	Henan Found	Henan Huawei	Yunxiang	Guangdong Found	New Infini	Total
Balance, April 1, 2021	$78,564	$5,182	$3,032	$(351)	$11,727	$98,154
Share of net income (loss)	12,639	182	(185)	154	(140)	12,650
Share of other comprehensive income	1,732	194	68	16	-	2,010
Distributions	(3,266)	(630)	-	-	(1,200)	(5,096)
Balance, March 31, 2022	$89,669	$4,928	$2,915	$(181)	$10,387	$107,718
Share of net income (loss)	3,952	51	(107)	31	(12)	3,915
Share of other comprehensive loss	(4,334)	(277)	(93)	(32	-	(4,736)
Distributions	(3,312)	(315)	-	-	-	(3,627)
Balance, June 30, 2022	$85,975	$4,387	$2,715	$(182)	$10,375	$103,270

As at June 30, 2022, non-controlling interests in Henan Found, Henan Huawei, Yunxiang, Guangdong Found and New Infini were 22.5%, 20%, 30%, 1%, and 53.9%, respectively (March 31, 2022 – 22.5%, 20%, 30%, 1%, and 53.9%, respectively).

18.	RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the condensed consolidated interim financial statements are as follows:

Due from related parties	June 30, 2022	March 31, 2022
NUAG(a)	$70	$43
WHG(b)	12	23
	$82	$66

(a)	The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the three months ended June 30, 2022, the Company recovered $0.2 million (three months ended June 30, 2021 - $0.2 million) from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the condensed consolidated statements of income.

(b)	The Company recovers costs for services rendered to WHG and expenses incurred on behalf of WHG pursuant to a services and administrative costs reallocation agreement. During the three months ended June 30, 2022, the Company recovered $0.04 million (three months ended June 30, 2021 - $0.06 million), from WHG for services rendered and expenses incurred on behalf of WHG. The costs recovered from WHG were recorded as a direct reduction of general and administrative expenses on the condensed consolidated statements of income.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2022 and for the three months ended June 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

19.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy as at June 30, 2022 and March 31, 2022 that are not otherwise disclosed. As required by IFRS 13, the assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at June 30, 2022
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$150,261	$-	$-	$150,261
Short-term investments - money market instruments	58,006	-	-	58,006
Investments in public companies	11,297	-	-	11,297
Investments in private companies	-	-	3,733	3,733

	Fair value as at March 31, 2022
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$113,302	$-	$-	$113,302
Short-term investments - money market instruments	90,455	-	-	90,455
Investments in public companies	13,916	-	-	13,916
Investments in private companies	-	-	3,852	3,852

Financial assets classified within Level 3 are equity investments in private companies owned by the Company. Significant unobservable inputs are used to determine the fair value of the financial assets, which includes recent arm’s length transactions of the investee, the investee’s financial performance as well as any changes in planned milestones of the investees.

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as at June 30, 2022 and March 31, 2022, due to the short-term nature of these instruments.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2022 and for the three months ended June 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

There were no transfers into or out of Level 3 during the three months ended June 30, 2022 and 2021.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities and operating commitments on an undiscounted basis.

	June 30, 2022
	Within a year	2-5 years	Total
Accounts payable and accrued liabilities	$46,311	$-	$46,311
Lease obligation	550	572	1,122
Deposits received	3,607	-	3,607
Total Contractual Obligation	$50,468	$572	$51,040

	March 31, 2022
	Within a year	2-5 years	Total
Accounts payable and accrued liabilities	$39,667	$-	$39,667
Lease obligation	677	666	1,343
Deposits received	5,445	-	5,445
Total Contractual Obligation	$45,789	$666	$46,455

(c) Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The functional currency of New Infini and its subsidiaries is USD. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

The Company currently does not engage in foreign exchange currency hedging. The Company's exposure to currency risk affect net income is summarized as follows:

	June 30, 2022	March 31, 2022
Financial assets denominated in U.S. Dollars	$47,278	$59,272

As at June 30,2022, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $4.7 million.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2022 and for the three months ended June 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(d) Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents and short term investments. As at June 30, 2022, all of its interest-bearing cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rates with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short term investments. Due to the short-term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no material amounts in trade or other receivables which were past due on June 30, 2022 (at March 31, 2022 - $nil).

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at June 30, 2022, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to the net income and other comprehensive income of $1.0 million and $0.1 million, respectively.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2022 and for the three months ended June 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

20.	SUPPLEMENTARY CASH FLOW INFORMATION

Changes in non-cash operating working capital:	Three Months Ended June 30,
	2022	2021
Trade and other receivables	$202	$138
inventories	(12)	3,612
prepaids and deposits	(897)	(1,683)
Accounts payable and accrued liabilities	11,231	2,938
Deposits received	(1,569)	4,154
Due from a related party	(18)	(14)
	$8,937	$9,145

Non-cash capital transactions:	Three Months Ended June 30,
	2022	2021
Environmental rehablitation expenditure paid from
reclamation deposit	$24	$22
Additions of plant and equipment included in accounts
Payable and accrued liabilities	$528	$(179)
Capital expenditures of mineral rights and properties included
in accounts payable and accrued liabilities	$(2,972)	$68

	June 30, 2022	March 31, 2022
Cash on hand and at bank	$83,659	$72,782
Bank term deposits and short-term money market investments	66,602	40,520
Total cash and cash equivalents	$150,261	$113,302